

November 23, 2021

Jack Kong
Chairman
Nano Labs Ltd
30th Floor Dikaiyinzuo
No. 29, East Jiefang Road
Hangzhou, Zhejiang
People's Republic of China

> **Re: Nano Labs Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted November 10, 2021**
> **File No. 377-05474**

Dear Mr. Kong:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to DRS Form F-1, submitted on October 20, 2021

Prospectus Summary, page 1

1. We note your revised disclosure on pages 5-6 in response to prior comment 2. Please revise to also disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

2.   We note your revisions in response to prior comment 1. State clearly in this section of your document whether the PCAOB has been or is currently unable to inspect your auditor. Also, we note from the audit opinion and your disclosure that you have a U.S. based auditor that is registered with the PCAOB and appears to be subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction.

Holding Company Structure, page 7

3.   We note your response to prior comment 3. Please revise to clarify the amount of proceeds from this offering that you intend to transfer and the purposes to which those funds will be put.

Your rights to pursue claims . . ., , page 62

4.   We will continue to evaluate your response to prior comment 5 after you enter into the deposit agreement. Ensure your revisions fully explain the risks to investors resulting from each provision of that agreement. Also ensure your revisions discuss any uncertainty regarding the enforceability of these provisions and whether they apply to claims arising before or after withdrawal of the deposited securities.

You may contact Effie Simpson at 202-551-3346 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6001 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Dan Ouyang